Exhibit 3.1

ARTICLES OF AMENDMENT

OF

FLOW INTERNATIONAL CORPORATION

The following amendment to the Articles of Incorporation of Flow International Corporation, a Washington corporation, was adopted by its board of directors and shareholders in accordance with the provisions of RCW.23B.10.30. The date of the shareholder approval was September 23, 2004.

Article 4.1 of the Articles of Incorporation was amended to read as follows:

4.1 Authorized Shares. The total number of shares of stock which the Corporation shall have the authority to issue is 50,000,000, which shall consist of 49,000,000 shares of common stock, $.01 par value per share (“Common Shares”) and 1,000,000 shares of preferred stock, $.01 par value per share (“Preferred Shares”).

These Articles of Amendment are executed by said corporation by its duly authorized officer.

Dated: February 25, 2005

FLOW INTERNATIONAL CORPORATION

By:	/s/ John S. Leness
John S. Leness, Secretary